UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Wayside Technology Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

946760105
(CUSIP Number)

Simon F. Nynens c/o New Jersey Institute of Technology University Heights Newark, New Jersey 07102 973-642-7068
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	946760105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO (See Item 3 for details)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
261,631
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.81% (1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Based on 4,505,693 shares of Common Stock outstanding as reported by Wayside Technology Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

Explanatory Note:

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission on June 17, 2019, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 27, 2019 (as so further amended, the “Schedule 13D”) by Simon F. Nynens, an individual (“Nynens”), with respect to the common stock, par value $ $0.01 per share (the “Common Stock”) of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.      Security and Issuer

Unchanged.

Item 2.      Identity and Background

Unchanged.

Item 3.      Source and Amount of Funds or Other Consideration

Unchanged.

Item 4.      Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 10, 2019, Shepherd Kaplan Krochuk, LLC, a Delaware limited liability company (“SKK”), each of David Shepherd, David Kaplan and Timothy Krochuk (as Managing Members of SKK), North & Webster SSG, LLC, a Delaware limited liability company (N&W”), and Samuel Kidston, as the Managing Member of N&W (collectively, the “SKK Reporting Persons”) delivered a letter (the “Letter”) to the Issuer renewing their August 23, 2019 proposal to acquire the Issuer for a purchase price of $16.38 in cash per share, a 14% premium to their original proposal dated July 15, 2019. In the Letter, the SKK Reporting Persons stated that this preliminary, non-binding proposal is based on financial and outstanding share information as of the quarter ended September 30, 2019, the date of the Issuer’s most recent publicly available financial information, and assumes no material change in the Issuer’s business, condition or prospects since that date. The SKK Reporting Persons further stated that the proposal will expire if the Letter has not been executed by the Issuer by the close of business on Monday, December 16, 2019.

The SKK Reporting Persons stated their belief that the proposed transaction offers the following significant advantages to the Issuer and its stockholders:

•	Attractive price / premium — The SKK Reporting Persons stated that the proposal represents a 44% premium to the closing price on July 12, 2019, the date immediately preceding the SKK Reporting Persons’ first proposal, and a 41% premium to the median closing price of the Issuer’s stock over the past year, which implies a total equity value of approximately $73,803,251 based on 4,505,693 shares outstanding. The SKK Reporting Persons stated their belief that the proposal represents an attractive valuation in light of the illiquid market for the Issuer’s stock.

•	Liquidity for stockholders — The SKK Reporting Persons stated that, in their view, the proposal presents a certain and swift path to liquidity for the Issuer’s stockholders, which many stockholders would be unable to achieve in the present trading environment for the Issuer’s stock, where the average daily trading volume during the 30-days prior to the date of the initial proposal was 4,606 shares.
•	Speed and certainty of signing — The SKK Reporting Persons stated in the Letter that they are prepared to expeditiously complete due diligence and to prepare and negotiate a definitive merger agreement.
•	Certainty of consummation and financing — The SKK Reporting Persons stated in the Letter that they do not believe there are any significant antitrust issues relating to the proposed transaction. The SKK Reporting Persons stated that they worked closely with several financial institutions and SKK clients willing to provide debt and equity to support the proposal, pending diligence. The SKK Reporting Persons stated that, based on these efforts, they believe that fully committed financing will be obtained upon completion of confirmatory due diligence and ahead of the execution of a definitive merger agreement. The SKK Reporting Persons stated that they previously provided the Issuer with evidence of their ability to finance the proposed transaction.

The SKK Reporting Persons concluded the Letter by stating that the proposal is conditioned upon an initial exclusivity period lasting until January 30, 2020, which date the SKK Reporting Persons may extend for up to two additional periods of twenty days each.

All of the information relating to the SKK Reporting Persons in this Schedule 13D consists of information solely disclosed by the SKK Reporting Persons to Nynens and filed by the SKK Reporting Persons under Section 13 of the Exchange Act. While Nynens has no reason to believe that such information was not reliable as of its date, Nynens makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Amendment shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet disclosed by the SKK Reporting Persons, that may affect the accuracy or completeness of such information.

The foregoing summary of the Letter is qualified in its entirety by the full text of the Letter, a copy of which is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.      Interest in Securities of the Issuer

Unchanged.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged.

Item 7.      Material to Be Filed as Exhibits

99.1           Letter, dated December 10, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2019
Dated

/s/ Simon F. Nynens
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).